Mail Stop 3720

February 22, 2007

Mr. O.C. Kim
President
Franklin Wireless Corp.
9823 Pacific Heights Blvd., Suite J
San Diego, CA 92121

      Re: **Franklin Wireless Corp.**
              Form 10-KSB for Fiscal Year Ended June 30, 2006
              Filed September 28, 2006

              Forms 10-QSB for Fiscal Quarters Ended December 31, 2006 and
              September 30, 2006
              File No. 1-14891

Dear Mr. Kim:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended June 30, 2006

Item 6. Management's Discussion and Analysis or Plan of Operation, page 10

Year Ended June 30, 2005 Compared to Year Ended June 30, 2004, page 14

1.   We note your statement that your decline in revenues during the year ended June
        30, 2005 was attributable to a shift in your business strategy from being a product
        engineering company to a product development/marketing company. You also
        state in your Form 10-QSB for the quarter ended December 31, 2006 that your
        sales of modem and module products have increased, which is primarily due to an
        increase in demand from customers in Latin America. Please expand your
        disclosure to explain these statements in more detail and address the following
        items:
        •   Explain the nature of your business, including recent changes in business
            strategy and product offerings and their effects on revenues.
        •   Clarify your sources of revenue, including quantitative disclosures of
            revenues obtained from products versus services and from various geographic
            locations.
        •   Discuss any revenue trends that you expect as a result of these changes or
            future changes in business strategy and geographical focus.

Item 8A. Controls and Procedures, page 17

2.   We note that you have disclosed your conclusion regarding whether your
        disclosure controls and procedures were effective as of June 30, 2006, as required
        by Item 307 of Regulation S-B. Item 308(c) of Regulation S-B requires the
        disclosure of any change in your internal control over financial reporting
        identified in connection with an evaluation thereof that occurred during your last
        fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has
        materially affected, or is reasonably likely to materially affect, your internal
        control over financial reporting. Please revise your Form 10-KSB and your
        Forms 10-QSB for the quarters ended September 30, 2006 and December 31,
        2006 to provide the information required by Item 308(c) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-2

3.   As your auditors have discussed in the fourth paragraph of their report, there
        appears to be uncertainty regarding whether you will be able to fund future
        operations. In this regard, please ask your auditors to revise their report to state
        that there is "substantial doubt" regarding your ability to continue as a going
        concern.

Consolidated Statements of Operations, page F-4

4.   Round your basic and diluted earnings per share data to the nearest cent in order not to imply a greater degree of precision than exists.

Note 3 – Summary of Significant Accounting Policies, page F-8

5.   You state at page F-7 that you provide service for your technology to your vertical application companies. Tell us and disclose the nature of these services and your revenue recognition policy.

Note 9 – Notes Payable to Stockholders, page F-12

6.   We note that you converted two promissory notes, totaling $40,000 to common stock during the fiscal year ended June 30, 2006. Tell us why you have reflected this transaction as a use of cash in your statement of cash flows.

Form 10-QSB for Quarter Ended December 31, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Six Months Ended December 31, 2006 Compared to Six Months Ended December 31, 2005, page 15

7.   We note your disclosure that the decrease in gross profit percentage for the six months ended December 31, 2006 is attributable to "having no cost of sales, which was due to the service sales, for the corresponding period of 2005." Please explain this statement for us in more detail. Clarify the nature of the sales recorded during 2005 and why you recorded no costs associated with these sales.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director